UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16560

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/20___ AND ENDING ___12/31/20___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Darwood Associates Incorporated

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

284 US Highway 206

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

Hillsborough	New Jersey	08844
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gerard Rendinaro   908 874-3600
                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RW Group

(Name – if individual, state last, first, middle name)

400 Old Forge lane, Suite 401	Kenneth Square	PA	19348
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Gerard Rendinaro _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Darwood Associates Incorporated _____ , as of December 31 _____ , 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:




_____
Signature

Vice President
_____
Title



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DARWOOD ASSOCIATES INC.
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION PURSUANT TO 17a-5(d)
OF THE SECURITIES AND EXCHANGE COMMISSION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2020

DARWOOD ASSOCIATES INC.
CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Darwood Associates, Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Darwood Associates, Inc, as of December 31, 2020, and the related statements of income, changes in stockholder's equity, and cash flows for the year ended December 31, 2020 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Darwood Associates, Inc as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Darwood Associates, Inc's management. Our responsibility is to express an opinion on Darwood Associates, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Darwood Associates, Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of net capital, aggregate indebtedness and basic net capital requirement pursuant to rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Darwood Associates, Inc's financial statements. The supplemental information is the responsibility of Darwood Associates, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital and aggregate indebtedness under rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

RW Group, LLC

We have served as Darwood Associates, Inc's auditor since 2018.

Kennett Square, Pennsylvania

March 31, 2021

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com



INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of
Darwood Associates, Inc

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 rules, we have performed the procedures enumerated below, which were agreed to by Darwood Associates, Inc and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Darwood Associates, Inc for the year ended December 31, 2020, solely to assist you and the SIPC in evaluating Darwood Associates, Inc's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Darwood Associates, Inc's management is responsible for Darwood Associates, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RW Group, LLC

Kennett Square, PA
March 31, 2021

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

DARWOOD ASSOCIATES INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash	$	31,335
Commission receivable		16,499
Marketable securities (at fair value)		79,644
Clearing deposit		35,000
Security deposits and other assets		4,495
Right to use assets		35,840
Total assets	$	202,813

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	28,516
AI leases payable	$	1,376
Non AI leases payable		35,839
Loans payable		58,960
Deferred taxes		15,051
Total liabilities		139,742

Stockholder's Equity:

Common stock, no par value, 50,000 shares authorized, issued and outstanding	50,000
Retained earnings	13,071
Total stockholder's equity	63,071
Total liabilities and stockholder's equity	$ 202,813

The accompanying notes are an integral part of these financial statements.

DARWOOD ASSOCIATES INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues:		
Commissions	$	541,073
Investment income		1,196
		542,269
Expenses:		
Salaries and related expenses		280,577
Professional fees and commissions		75,476
Occupancy		32,630
Regulatory fees and expenses		6,809
Travel		10,052
Insurance		27,274
Meals and entertainment		23,804
Other expenses		112,957
		569,579
Income from operations before other income and provision for income taxes		(27,310)
Other income - unrealized gain on marketable securities		15,384
Income before provision for income taxes		(11,926)
Provision for income tax expense		1,173
Provision for deferred income tax expense		17
Net income	$	(13,116)

The accompanying notes are an integral part of these financial statements.

DARWOOD ASSOCIATES INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock	Retained Earnings	Total
Balance at December 31, 2019 as previously reported	$ 50,000	$ 26,187	$ 76,187
Net income		(13,116)	(13,116)
Balance at December 31, 2020	$ 50,000	$ 13,071	$ 63,071

The accompanying notes are an integral part of these financial statements.

DARWOOD ASSOCIATES INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2020

Cash flows from operating activities:	
Net income	$ (13,116)
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Unrealized gain on marketable securities	(15,384)
Changes in operating assets and liabilities:	
Increase in commission receivables	3,668
Increase in security deposits, other assets and right to use assets	27,123
Decrease in accounts payable and accrued expenses	(8,704)
Decrease in deferred tax liability	17
Increase lease payable	(27,946)
Total adjustments	(21,226)
Net cash provided by operating activities	(34,342)
Net cash provided by financing activities	
Payrolll Protection Program proceeds	58,960
Net increase in cash	24,618
Cash at beginning of the year	41,717
Cash at end of the year	$ 66,335

Supplemental Disclosure of Cash Flow Information
Cash paid during the year for:
Interest paid
Income taxes paid   1173

The accompanying notes are an integral part of these financial statements.

5

1. ORGANIZATION AND NATURE OF BUSINESS

Darwood Associates Inc. ("the Company") is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934.

The Company was incorporated on April 1, 1971 in the State of New York.

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp ("SIPC").

Recent Issued Accounting Pronouncements
In February 2016, the FASB issued ASU No. 2016-02 which supersedes ASC 840, *Accounting for Leases*. The new guidance requires the recognition of lease assets and lease liabilities for operating leases with lease terms of more than twelve months. Presentation of leases within the statement of operations and statement of cash flows will be generally consistent with current lease accounting guidance. The amended ASU is effective for reporting periods beginning after December 15, 2018, with early adoption permitted. We adopted the amended ASU in the first quarter of fiscal year 2019. The accounting changes had a material effect on our financial statements and a minor impact on Net Capital.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Commission Receivable
Commission receivable are stated at the amounts management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Management has determined that no allowance for doubtful accounts at December 31, 2020 are required.

Accounting basis
The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Fair Values of Financial Instruments
Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses, accounts payable and accrued expenses and accounts payable to related parties, approximate fair value because of the short maturity of those instruments.

Marketable Securities
Marketable securities are carried at fair market value, with unrealized gains and losses reported in net earnings. Realized gains or losses are computed based on specific identification of the securities sold and are charged or credited to current earnings. Purchases and sales of marketable securities and the related commission revenue and expense are recorded on a trade date basis which is generally two business days before settlement. Marketable securities are classified as a Level 1 investment. ASC 820 Fair Value Hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, Level 1, Level 2 and Level 3.

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

Income Taxes
The Company accounts for income taxes using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred taxes also are recognized for operating losses that are available to offset future taxable income.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

The expense (benefit) for income taxes consist of:
Current:

Federal	$ (137)
State	$ 1,310
Total tax expense	**$ 1,173**

Deferred and other:	$ 17
Total tax expense	**$ 1,190**

Revenue Recognition

The Company's revenues are from commissions and fees earned from their brokering services and are recognized on settlement date. Any other revenues are de minimis and recognized when received. The Company has adopted ASC 606 and has applied the 5 Step Model to Revenue Recognition as follows:

1. Contracts:
   - Accounts held at RBC- the RBC Customer Agreement and agreed upon commission schedule.

2. Performance Obligation in the Contracts:
   - Trades- Execution of Trade and subsequent settlement.
   - Fees Earned- The passing of a prescribed period of time.

3. Transaction Price:
   - Trades- Agreed upon commission schedule.
   - Fees Earned- As prescribed in contract.

4. Allocation of the Transaction Price between Performance Obligations in the Contract:
   - The price is allocated ratably based on the stand alone performance price of each performance obligation.

5. Recognition of Revenue when Performance Obligation is Satisfied:
   - See the paragraph above.

Concentrations of Credit Risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

3. NET CAPITAL

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This requires that the Company maintain minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 8 to 1, in the first year of membership, and 15 to 1 thereafter. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1.

As of December 31, 2020, the Company had net capital of $44,638 which exceeded required net capital by $39,638 and aggregate indebtedness of $49,236. The Company's aggregate indebtedness to net capital ratio was **1.10** to 1 as of December 31, 2020.

4. CLEARING DEPOSIT

As of December 31 2020, the Company has a $35,000 deposit with RBC Capital Markets pursuant to the Fully Disclosed Clearing Agreement.

5. OPERATING LEASE

The Company leases its facilities in New Jersey under lease agreements expiring July 31, 2022. In addition, the Company leases space in New York, under lease agreements expiring September 1, 2021. The Company paid $30,900.88 in office rent (including area maintenance costs) for 2020. Future minimum lease payments are as follows:

December 31, 2021	$27,755.21
December 31, 2022	$12,250.00

6. MARKETABLE SECURITIES

The Company purchased 300 warrants divided into four tranches to purchase shares of common stock of The NASDAQ Stock Market, Inc. The first two tranches expired worthless. The Company exercised the warrant for the third tranche and paid $4,500 for 300 shares of restricted stock in 2005. In 2006, the Company exercised the warrant for the fourth tranche and paid $4,800 for 300 shares of restricted stock. As of December 31, 2020 all restrictions on the marketability of the stock were lifted. Accordingly, the Company now carries the security as an allowable asset for net capital purposes at market value. As of December 31, 2020, the Company has $79,644 in marketable securities.

The following table presents the Company's fair value hierarchy for this asset as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Marketable Securities	$ 79,644	-	-	$ 79,644

7. PAYROLL PROTECTION PROGRAM (PPP)

On April 7th, 2020 Darwood entered into an agreement with JP Morgan Chase and received a Payroll Protection Program (PPP) Loan in the amount of $58,960. The Loan carries interest of .98% and payable in 2 years from the date of issuance.

The Company anticipates filing for "Forgiveness" on this loan in calendar year 2021.

On April 7th, 2020 Darwood entered into an agreement with JP Morgan Chase and received a Payroll Protection Program (PPP) Loan in the amount of $58,960. The Loan carries interest of .98% and payable in 2 years from the date of issuance.

The Company anticipates filing for "Forgiveness" on this loan in calendar year 2021.

8. SUBSQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, December 31, 2020, and March 31, 2021, when the financial statements were issued. There were no transactions or events that required disclosure as subsequent events.

DARWOOD ASSOCIATES INC.

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND BASIC NET CAPITAL REQUIREMENT PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2020

Aggregate Indebtedness		
Accounts payable and accrued expenses		$ 49,236
Total Aggregate indebtness		$ 49,236
Total stockholder's equity		$ 63,071
Adjustments to Net Capital		
Haircuts and undue concentrations	(13,938)	
Security deposits and other assets	(4,495)	
Total Adjustments to Net Capital		(18,433)
Net Capital, as defined		$ 44,638
Computation of Basic Net Capital Requirement		
(a) Minimum net capital required (6 2/3 % of total aggregate indebtness)		3,282
(b) Minimum net capital required of broker dealer		$ 5,000
Net Capital Requirement (Greater of (a) or (b))		$ 5,000
Net Capital In Excess of Requirement		$ 39,638
Net Capital less greater of 10% of A.I. or 120% of Net Capital Requirement		$ 38,638
Ratio Of Aggregate Indebtedness To Net Capital		1.10%

Reconciliation with the Company's computation of net capital:

Net capital as reported in the Company's Part IIA (unaudited)		
Focus Report		$ 44,638
Net audit adjustments		-
Increase in non-allowable and haircuts		-
Net capital per above		$ 44,638

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2020.

DARWOOD ASSOCIATES INC.

EXEMPTION REPORT PURSUANT TO RULE 15C3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2020

Darwood Associates Inc. operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year ended December 31, 2020 without exception.



Signature: _____

Gerard Rendinaro, Vice President



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Darwood Associates, Inc

We have reviewed management's statements, included in the accompanying Exemption Report Rule 17a-5(d)(4), in which (1) Darwood Associates, Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which Darwood Associates, Inc claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Darwood Associates, Inc stated that Darwood Associates, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. Darwood Associates, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Darwood Associates, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RW Group, LLC

Kennett Square, Pennsylvania

March 31, 2021

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com